Exhibit (a)(9)

FREQUENTLY ASKED QUESTIONS

Q.1. Which options is Charter offering to exchange?

     We are offering to exchange all vested and unvested stock options with exercise prices of more than $10.00 per share that are currently outstanding under the plans and are held by eligible participants. As a practical matter, only options granted on or before January 29, 2002 will be eligible for exchange pursuant to this Offer. We are providing you with a personalized summary of the options you currently hold, including information relating to grant date and exercise price. The personalized summary contains information about both your eligible and ineligible option grants to assist you in deciding whether to participate in the exchange.

Q.2. Who is eligible to participate?

     All employees, including executive officers, of Charter or one of its subsidiaries as of January 20, 2004 (the commencement date of the Offer) who continue to be employees through the date we accept their tendered options for exchange and cancellation are eligible to participate in the Offer. If you resign your employment with, or if your employment is terminated for any reason by, Charter or any of its subsidiaries at any time before we accept your tendered options for exchange and cancellation (and if you are not moving to another position with Charter or any of its subsidiaries), you are not eligible to participate in the Offer.

     If you are receiving severance or other similar payments from Charter or any of its subsidiaries but are not currently employed by Charter or any of its subsidiaries, you are not eligible to participate in the Offer. Members of our board of directors who are not also employees of Charter or any of its subsidiaries also are not eligible to participate in the Offer.

Q.3. What if my employment terminates after I have tendered options?

     To receive shares of Restricted Stock or cash in exchange for tendered options, you must remain an employee of Charter or one of its subsidiaries through the date we accept your tendered options for exchange and cancellation. If you resign or if your employment is terminated for any reason by Charter or any of its subsidiaries after you tender eligible options but before we accept your tendered options for exchange and cancellation, your options will not be exchanged. In this case, we will return your options to you and they will be treated as if they had not been tendered. You will not receive any shares of Restricted Stock or cash for your options. The options will remain outstanding in accordance with their terms, subject to the termination provisions contained in your applicable stock option agreement(s) with us.

     If you tender eligible options in exchange for a cash payment and you resign or if your employment is terminated by Charter or any of its subsidiaries for any reason after we have accepted your tendered options for exchange and cancellation but before we deliver your cash payment, you will still receive your cash payment.

Stock Option Exchange Program
Frequently Asked Questions

     If you tender eligible options in exchange for shares of Restricted Stock and resign or if your employment is terminated by Charter or any of its subsidiaries for any reason, other than due to death, disability or retirement (the latter two as defined in the 2001 plan), after we have accepted your tendered options for exchange and cancellation but before we issue your Restricted Stock, you will not be entitled to receive shares of Restricted Stock. This is because these shares of Restricted Stock would not have vested before your termination and, as a result, would be forfeited. In this event, you would not be entitled to get your cancelled options back or receive payment or any other consideration for your cancelled options.

     These rules apply regardless of the reason your employment terminates, including voluntary resignation, involuntary termination, death or disability.

     If you resign or if your employment is terminated for any reason (except in the event of a termination for “cause”) by Charter or any of its subsidiaries, after you tender eligible options, but before we accept your tendered options for exchange and cancellation, Charter and its subsidiaries will evaluate your circumstances in determining the severance benefits and programs for which you may be eligible.

     This Offer does not change the “at-will” nature of your employment with Charter or its subsidiaries and participation in the Offer does not confer upon you the right to remain employed by Charter or its subsidiaries. Subject to the requirements of local law, we or you may terminate your employment at any time, including prior to the issuance of shares of Restricted Stock and prior to the cash payment, for any reason, with or without cause.

Q.4. Do I have to tender all of my eligible options?

     You are not required to tender any of your eligible options. However, if you accept this Offer with respect to any eligible options that you hold, you must tender all of your eligible options (that is, all of your options granted under either of the plans with an exercise price of more than $10.00 per share). The personalized summary of your options provided with this Offer to Exchange lists all of your eligible and ineligible options you held when we commenced the Offer. If you exercise any eligible options before you submit your election agreement, or if you exercise any eligible options after you submit your election agreement, we will automatically deduct them from the ones that you are exchanging.

     We will cancel all eligible options that you tender (and we accept) for exchange and you will have no further right or entitlement to acquire shares of our Class A common stock pursuant to the terms of any cancelled option.

Q.5. What consideration will I receive in exchange for the cancellation of eligible options?

     If you elect to participate in the Offer, you will receive shares of Restricted Stock or cash, as described below, in exchange for tendered options that we accept. The

Stock Option Exchange Program
Frequently Asked Questions

number of shares of Restricted Stock to be issued to you in exchange for cancellation of the eligible options you tender will be determined as follows:

•	If the exercise price of the options you tender is $18.00 or more per share, one (1) share of Restricted Stock will be issued for every ten (10) shares issuable upon exercise of the tendered options.

•	If the exercise price of the options you tender is $14.00 or more but less than $18.00 per share, one (1) share of Restricted Stock will be issued for every seven (7) shares issuable upon exercise of the tendered options.

•	If the exercise price of the options you tender is more than $10.00 but less than $14.00 per share, one (1) share of Restricted Stock will be issued for every five (5) shares issuable upon exercise of the tendered options.

If these exchange ratios would result in the issuance of fractional shares of Restricted Stock, fractional shares will be rounded to the nearest whole number of shares.

Q.6. What will happen to options that I do not tender?

     If you do not participate in the Offer, you will continue to hold your options and you will not receive any Restricted Stock or cash payment. The Offer will not result in any change to the terms of your options.

Q.7. Will I receive shares of Restricted Stock or cash if I tender eligible options in the Offer?

     If, based on the ratios described, you would receive more than 400 shares of Restricted Stock in exchange for cancellation of your tendered options, we will issue to you shares of Restricted Stock in exchange for your tendered options. If, based on these ratios, you would receive 400 or fewer shares of Restricted Stock in exchange for cancellation of your tendered options, then we will instead pay you cash in an amount equal to the number of shares you would otherwise be entitled to receive multiplied by $5.00. Any applicable withholding taxes or charges will be withheld from the cash payment and paid to the applicable tax authority, as permitted or required by law.

Q.8. If I receive cash in exchange for the eligible options that I tender, how did Charter select the $5.00 per share price to pay in place of issuing shares of Restricted Stock?

     During the period from July 1, 2003 to January 15, 2004, shares of our Class A commons stock have traded on The Nasdaq Stock Market’s National Market in the range of $3.32 to $5.69. We selected the $5.00 per share price based on this range and on our belief that employees who would receive cash in exchange for their eligible options should have certainty about the amount of cash that they will receive at the time they make their decision whether or not to tender their eligible options. There would not be this certainty if, for example, the amount per share we would pay were based on our stock price at the time of the consummation of the exchange.

Stock Option Exchange Program
Frequently Asked Questions

Q.9. If I receive cash in exchange for the eligible options that I tender, how much cash would I receive?

     If the aggregate number of shares of Restricted Stock you would otherwise receive in exchange for cancellation of your tendered options is 400 or fewer, we will multiply that number of shares by $5.00 to determine the amount you would receive in cash, less applicable tax withholdings. For example, if you tendered options to purchase 3,500 shares of Class A common stock with an exercise price of $19.00, those options or fewer would be eligible to be exchanged on a one-for-ten basis for 350 shares of Restricted Stock. Because this amount is 400 shares or fewer, you would receive cash instead of the 350 shares, and the amount of cash you would receive would be $1,750 (350 shares multiplied by $5.00 per share), less applicable tax withholdings.

Q.10. If I will receive cash in the exchange, are there any circumstances under which I will forfeit the cash payment?

     The cash payment you receive in exchange for your tendered options is not subject to any forfeiture. See the Offer to Exchange for a description of the circumstances in which tendering holders of options will receive cash consideration, instead of shares of Restricted Stock, in exchange for tendered options.

Q.11. If I receive shares of Restricted Stock in exchange for the eligible options that I tender, how many shares of Restricted Stock would I receive?

     If the aggregate number of shares of Restricted Stock you would receive in exchange for cancellation of your tendered options is more than 400, you will receive this number of shares of Restricted Stock in the exchange. For example, if you tendered options to purchase 4,500 shares of Class A common stock with an exercise price of $19.00, those options would be eligible to be exchanged on a one-for-ten basis for 450 shares of Restricted Stock. Because this is more than 400 shares, you would receive the 450 shares of Restricted Stock in exchange for the eligible options you tendered.

Q.12. When will I receive my shares of Restricted Stock or cash?

     If you elect to exchange your options and we accept them for exchange, and you are entitled to receive shares of Restricted Stock in the exchange, the grant of your shares of Restricted Stock will be effective as of the day of our acceptance. We expect to issue shares of Restricted Stock to option holders who would be entitled to receive more than 400 shares of Restricted Stock in exchange for eligible options that they tender (and that we accept) promptly following the expiration date of the Offer after we receive your executed Restricted Stock Agreement. However, you will not receive a stock certificate for your shares of Restricted Stock at this time. Your shares of restricted stock will be held in the custody of our transfer agent, Mellon, and you will receive the shares as they vest. At that time, you will have the option to have your vested shares held in a brokerage account established in your name by our stock plan administrator (currently E*Trade) or to have us issue a stock certificate for those vested shares to you, provided

Stock Option Exchange Program
Frequently Asked Questions

your executed Restricted Stock Agreement has been received by us and you have paid any withholding taxes due with respect to the shares of Restricted Stock.

     We expect to deliver cash payments to option holders who would be entitled to receive 400 or fewer shares of Restricted Stock in exchange for their tendered options promptly following the expiration date of the Offer. We anticipate that the cash payments will be processed through the payroll system.

Q.13. What is Restricted Stock?

     Unlike stock options, where the option holder has only a right to purchase shares of stock at a certain price, when you receive Restricted Stock you will become a holder of actual shares of our Class A common stock. These shares are considered “restricted” because they are subject to forfeiture and restrictions on transfer until the restrictions lapse, at which time the shares “vest.” Once the shares of Restricted Stock have vested, those shares will be yours to hold, transfer or sell as you desire, subject to applicable securities laws, our securities trading policies which apply to transfers or sales of our Class A common stock and payment of withholding taxes and applicable commissions.

Q.14. Will I have to pay taxes for the exchange?

     If you receive a cash payment in exchange for your tendered options, you will recognize ordinary income when the cash payment is made. However, if you receive Restricted Stock in exchange for your options, there will be no immediate federal income tax consequences from receiving such Restricted Stock.

     You will recognize ordinary income for income tax purposes when you receive the cash payment or upon vesting of the Restricted Stock. This income will be reflected on your year-end Form W-2 for the year in which the payment is made or the vesting occurs, as applicable. At the time you recognize such ordinary income, income and payroll taxes will have to be withheld with respect to that income. Any applicable withholding taxes or charges will be withheld from your cash payment to satisfy the withholding tax obligation with respect to such cash payment. You will be required to pay your employer or its designee in cash an amount equal to the withholding tax obligation with respect to vested shares of Restricted Stock at the time such shares vest.

     Once your shares of Restricted Stock vest and if you have your vested shares held in a brokerage account established in your name by our stock plan administrator (currently E*Trade), you will be able to place online trades with respect to these shares and pay any withholding taxes incurred on the vesting of these shares through our stock plan administrator. While we currently anticipate that the funds you owe for these withholding taxes will be paid from funds in your brokerage account with our stock plan administrator, you may also choose to pay these withholding taxes directly to your employer or its designee. Please note that before your shares of Restricted Stock are released from our custody, all withholding obligations relating to vesting must be satisfied.

Q.15. How did you determine the number of shares of Restricted Stock to be issued in exchange for tendered options?

Stock Option Exchange Program
Frequently Asked Questions

     We determined the number of shares of Restricted Stock to be issued based on an exchange ratio of eligible options for shares. To calculate the exchange ratio, we first completed a Black-Scholes valuation of each outstanding stock option grant with an exercise price over $10.00 per share. The Black-Scholes option-pricing model is a commonly used option valuation method which relies on various assumptions, including the expected remaining term of the options, the volatility of our Class A common stock, the risk-free rate of interest, expected dividends, the option exercise price and the approximate price of our Class A common stock at the time our Board of Directors first approved the Offer in principle.

     Once we determined the estimated Black-Scholes value of the eligible options, we determined the exchange ratios by dividing that value by $5.00 per share, which was the approximate market price of our Class A common stock at the time our Board of Directors first approved in principle the Offer and the price that we decided to use for determining the amount we would pay per share to those tendering holders who will receive cash instead of Restricted Stock in the exchange.

Q.16. What is the vesting schedule for the Restricted Stock?

     Your shares of Restricted Stock will vest over a three-year period, with one-third of your shares of Restricted Stock vesting on each of the first three anniversaries of the date on which the Restricted Stock is granted, provided that you remain an employee of Charter or one of its subsidiaries during this time. For example, assume that you receive 750 shares of Restricted Stock in exchange for your tendered options, with a grant date of February 25, 2004 (the actual grant date will be the date that we accept your tendered options for exchange). In this example, if you are employed by Charter or one of its subsidiaries on February 25, 2005, one-third of your 750 shares of Restricted Stock, or 250 shares (rounded up to the nearest whole share in the case of fractional shares), will vest on that date. If you are employed by Charter or one of its subsidiaries on February 25, 2006, another 250 shares will vest on that date. If you are employed by Charter or one of its subsidiaries on February 25, 2007, the remaining shares will vest on that date. For senior vice presidents and above, one-half of your Restricted Stock will be performance shares with associated performance criteria and different vesting exceptions as described in the Offer to Exchange document.

     Even if your options are currently vested, the Restricted Stock you receive pursuant to the Offer will be subject to the vesting requirements described above.

Q.17. What if I intend to retire or quit in the next three years?

     If you intend to leave the employ of us or one of our subsidiaries, other than pursuant to retirement (as defined in the 2001 plan), before your Restricted Stock vests, you should carefully consider whether to participate in the Offer. Your retirement is a “retirement” under the 2001 plan if the following conditions are satisfied:

     •     You are at least 55 years old at the time you retire;

     •     You have been an employee of Charter or any of its subsidiaries for at least one year; and

     •     The sum of your age plus your number of years of employment with Charter or any of its subsidiaries is at least 70.

Stock Option Exchange Program
Frequently Asked Questions

Q.18. May I tender options that I have already exercised?

     No. The Offer only applies to unexercised options and does not apply to shares. If you have exercised an eligible option in part, the option is outstanding only to the extent of the unexercised portion. If you have submitted an exercise notice for an option prior to the date the Offer expires, that option is not eligible for the Offer, whether or not you have received confirmation of exercise for the shares that you have purchased. If that exercise notice covers only a portion of an otherwise eligible option, you may still tender the portion of the option that has not been exercised.

Q.19. When does the Offer expire? Can the Offer be extended, and if so, how will I be notified if it is extended?

     The Offer expires on February 20, 2004, at 5:00 p.m. Eastern Time, unless we extend it.

     Although we do not currently intend to do so, we may, at our discretion or as required, extend the Offer at any time. If the Offer is extended, we will make a public announcement of the extension no later than 9:00 a.m. Eastern Time on the next business day following the previously scheduled expiration of the Offer. We currently intend to communicate any such extension to you by email and press release, but we reserve the right to use other permissible means of announcement.

Q.20. How do I tender my options?

     To participate in the Offer, you may elect to tender your eligible options (i) through the Charter Communications Exchange Program Web Site at www.corporate-action.net/charter, (ii) through the Charter Communications Exchange Program Telephone Election System at 1-866-716-5749 or (iii) by completing the election agreement that accompanies this Offer to Exchange, signing it, and sending it to Mellon, the exchange agent for the Offer. Mellon must receive your election by 5:00 p.m., Eastern Time, on the expiration date, or it will not be given effect. Election agreements not received by the deadline, even if sent before the deadline, will not be valid and will be disregarded. Please allow time for delivery when sending your election agreement. We may, in our discretion, extend the Offer at any time, but we cannot assure you that the Offer will be extended or, if it is extended, for how long. Regardless of how you make your election, you can view your election on the Offer web site and print a page titled “Election Confirmation” as a receipt that will list the number of eligible options that you have tendered. If you make your election by mail or overnight delivery, the list of the eligible options that you have tendered will be updated on the Offer web site within two business days after Mellon actually receives your election agreement. If you make your election using the telephone election system, your election will show up on the Offer web site almost immediately.

     If you have a company email address, you will receive an email from us with instructions on how to access the Offer web site to review documents and tender eligible options electronically or through the telephone election system. The Offer web site will

Stock Option Exchange Program
Frequently Asked Questions

include further instructions on how to electronically accept the Offer and tender eligible options. Prior to confirming any tender of options on the Offer web site or the telephone election system, you will be asked to confirm that you have read and understand this Offer to Exchange, the related election agreement and the applicable form of Restricted Stock Agreement and that you agree to accept the terms of the Offer. If you do not have a company email address, you will receive materials at your mailing address of record which will contain instructions on how to access the Offer web site to review these documents and tender eligible options electronically and how to use the telephone election system to tender eligible options by telephone. In order to assist you in making an election on the Offer web site, certain Charter Communications offices will have a computer available during the tender period for employees who may not have computer access at work or at home.

     If you are not able to access the Offer web site or the telephone election system, you may tender options by completing and signing the election agreement and delivering it to Mellon, together with any other documents required by the election agreement, by U.S. mail or overnight delivery in accordance with the instructions set forth in the Offer to Exchange and the election agreement. We recommend that you keep a copy of your completed election agreement and all other documents. If you choose to mail your documents, we highly recommend that you send them by reputable overnight delivery service or by certified mail, return receipt requested. Charter will not be responsible for any lost mail.

Q.21. Do I need to do anything if I do not want to exchange my options?

     No. No action is required on your part if you do not want to exchange your eligible options.

Q.22. When and how can I withdraw previously tendered options?

     If you change your mind after you have tendered your eligible options, you may withdraw your tendered options at any time before 5:00 p.m. Eastern Time on February 20, 2004. If we extend the Offer beyond that time, you may withdraw your tendered options at any time until the extended expiration of the Offer. In addition, if we have not accepted your tendered options for exchange and cancellation by 12:00 midnight Eastern Time on March 17, 2004, the 40th business day after the commencement of the Offer, your right to withdraw your tendered options will revive until we accept them for exchange and cancellation.

     You may withdraw your tendered options (i) through the Charter Communications Exchange Program Web Site at www.corporate-action.net/charter, (ii) through the Charter Communications Exchange Program Telephone Election System at 1-866-716-5749 or (iii) by completing a notice of withdrawal that accompanies this Offer to Exchange, signing it, and sending it to Mellon, the exchange agent for the Offer, at any time you still have the right to withdraw the tendered options. Your withdrawal will not be effective unless you make your election before your right to withdraw your tendered options expires. If you elect to withdraw your tendered options by

Stock Option Exchange Program
Frequently Asked Questions

delivering a notice of withdrawal by mail, this means that your withdrawal will not be effective unless Mellon receives your properly signed and dated notice of withdrawal before your right to withdraw your tendered options expires. Once you have withdrawn options, you may re-tender those options only by again following the delivery procedures described in the Offer to Exchange.

Q.23. What happens if Charter’s stock price goes up during the Offer?

     If our stock price goes up significantly during the Offer, you may decide that you do not want to participate in the Offer. If the current price of our stock increases above the exercise price of some or all of your options, you may also want to exercise some of your vested options. If you want to exercise any of your vested eligible options, you can do so before you send us your election agreement. Once you have sent your election agreement, you will not be able to exercise your vested tendered options unless you first withdraw them from the Offer according to the procedures in the Offer to Exchange.

Q.24. Who should I contact if I have questions about the Offer?

     You should direct questions about this Offer or requests for assistance or for additional copies of this Offer to Exchange or the related election agreement to Mellon Investor Services, LLC at 1-888-778-1316 or to Human Resources, Stock Option Exchange Program at Charter Communications, Inc. by email to stockoptions@chartercom.com.

     This frequency asked question list (“FAQ”) is intended to explain the Stock Option Exchange Program and acceptance process. This information does not constitute an offer to holders of options to purchase Charter’s Class A common stock to exchange their options. This FAQ does not contain complete information regarding the Stock Option Exchange Program. You should read and carefully consider the detailed Offer to Exchange and associated documents, which contain all of the terms and conditions of the Stock Option Exchange Program. All of these documents cover important information not covered in this FAQ. Please note that, although our board of directors has approved the Stock Option Exchange Program, neither we nor our board of directors makes any recommendation as to whether you should tender or refrain from tendering your eligible options for exchange. You must make your own decision whether to tender options.

     Charter has filed the Offer to Exchange and associated documents with the Securities and Exchange Commission (“SEC”) as part of a tender offer statement. These materials and other documents filed by Charter with the SEC can be obtained free of charge from the SEC’s Web Site at www.sec.gov. Charter option holders may obtain a written copy of the tender offer statement and related materials by contacting Human Resources, Stock Option Exchange Program, at Charter Communications, Inc., 12405 Powerscourt Drive, St. Louis, Missouri 63131.

     This offer does not represent a contract of employment, or require Charter or its subsidiaries to continue your employment until the new grant date. If there are any inconsistencies between the terms of the Offer to Exchange document and this FAQ, the terms of the Offer to Exchange will control. We reserve the right to suspend, amend, or terminate the Stock Option Exchange Program before its expiration, according to the terms of the Offer to Exchange. You should consult your own tax or financial advisor before deciding whether to participate in the Stock Option Exchange Program.

Stock Option Exchange Program
Frequently Asked Questions